Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Aptose Biosciences Inc. (“Aptose” or the “Company”)

5955 Airport Road, Suite 228

Mississauga, ON

L4V 1R9

Item 2 Date of Material Change

March 7, 2018

Item 3 News Release

A news release reporting the material change was issued by Aptose on March 7, 2018 in Canada through Globe Newswire.

Item 4 Summary of Material Change

On March 7, 2018, Aptose announced that it has entered into an exclusive global license agreement (the “Agreement”) with OHM Oncology (“OHM”) that provides OHM with the rights for the development, manufacture and commercialization of APL-581, as well as related molecules from Aptose’s dual bromodomain and extra-terminal domain motif (BET) protein and kinase inhibitor program. Aptose will retain reacquisition rights to certain molecules, while OHM will have the rights to develop and sublicense all other molecules.

Item 5 Full Description of Material Change

On March 7, 2018, Aptose announced that it has entered into the Agreement with OHM that provides OHM with the rights for the development, manufacture and commercialization of APL-581, as well as related molecules from Aptose’s dual bromodomain and extra-terminal domain motif (BET) protein and kinase inhibitor program. Aptose will retain reacquisition rights to certain molecules, while OHM will have the rights to develop and sublicense all other molecules.

Under the agreement, Aptose will receive a nominal upfront cash payment and is eligible to receive up to $125 million of additional payments based on the achievement of certain development, regulatory and sales milestones, as well as significant royalties on future sales generated from the program.

This material change report contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Agreement between Aptose and OHM, the potential clinical development of APL-581 and its therapeutic effects, potential payments that may be received under the Agreement as well as statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements described in this material change report. Such factors could include, among others: the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of clinical trials; changing market conditions; potential loss of API; inability of new manufacturers to produce acceptable batches of cGMP clinical supplies in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in the Company’s filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this material change report and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. The Company cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:

Aptose Biosciences Inc.

Gregory K. Chow

647-479-9828

Item 9 Date of Report

March 8, 2018